UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 811-04354

(check one):   [  ] Form 10-K and Form
10-KSB
[ ] Form 10-Q and Form   10-QSB
[ ] Form 20-F       [ ]  Form 11-K         [x
] Form N-SAR
For Period Ended: September 30, 2001

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RNC Mutual Fund Group, Inc.
Full Name of Registrant

-------------------------
Former Name if Applicable

11601 Wilshire Blvd., 25th floor
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025
City, State and Zip Code
PART 11 - RULES 12b-25(b) and (c)
if the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x ]  (a) The reasons described in
reasonable detail in Part III of this form could not be eliminated without unreasonable effort,or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K, Form N-SAR,
or portion thereof, will be filed on or
before the fifteenth calendar day
following the prescribed due date; or
the subject quarterly report of transition report on Form IO-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ ]

(c) The accountant's statement or
other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the
reasons why the Form 10-K and Form
10-KSB, 11-K, 20-F, IO-Q and Form
IO-QSB, N-SAR, or other transition
report or portion thereof, could not be
filed within the prescribed period.

Waiting for financial information.





PART IV - OTHER INFORMATION

(1)   Name and telephone number of
person to contact in regard to this
notification

Joy Ausili                          (626) 852-
1033
(Name)                      (Area Code)
(Telephone Number)

(2)  Have all other periodic reports
required under    section 13 or 15(d) of
the Securities Exchange Act of 1934 or
Section 30 of  the Investment
Company Act of 1940 during the
preceding 12 months (or for such
shorter period that the registrant was
required to file such reports), been
filed. If answer is no, identify report(s).

      [x ] YES     [ ] NO
(3)  Is it anticipated that any significant
change in results of operations from
the corresponding period for the last
fiscal year will be reflected by the
earnings statement to be included in
the subject report or portion thereof?

     [ ] YES      [x ] NO

If so, attach an explanation of the
anticipated change, both narratively,
and, if appropriate, state the reasons
why a reasonable estimate of the
results cannot be made.

RNC Mutual Fund Group, Inc.
(Name of Registrant as Specified in
Charter)

has caused this notification to be
signed on its behalf by the undersigned
hereunto duly authorized.


                              Date:     November 29, 2001      By:
                              /s/ Joy
                              Ausili